Exhibit A

SALIENT ABSOLUTE RETURN INSTITUTIONAL FUND

c/o Salient Advisers, L.P.

4265 San Felipe, 8th Floor

Houston, Texas 77027

To the Shareholders of Salient Absolute Return Institutional Fund:

As previously disclosed in Item 3 of the Offer to Purchase dated January 23, 2012, if the offer to repurchase shares (the “Shares”) of Salient Absolute Return Institutional Fund (the “Fund”) is oversubscribed at the expiration date of 12:00 midnight, Central Time, on February 21, 2012 and not withdrawn pursuant to the terms of the Offer to Purchase and related Letter of Transmittal (the “Offer”), the Fund may, in its sole discretion take one or more actions, including extending the Offer and increasing the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended Offer.

Because the amount of Shares tendered exceeded the amount of Shares in the original Offer, the Fund has decided to extend the Offer until 12:00 midnight, Central Time, on March 12, 2012, and increase the amount of Shares the Fund is offering to purchase to an aggregate of $18,000,000. All of the other terms of the original Offer remain unchanged.